UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC File Number: 000-29175 CUSIP Number:

For Period Ended: June 30, 2005

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Avanex Corporation

Full name of registrant

Former name if applicable

40919 Encyclopedia Circle

Address of principal executive office (Street and number)

Fremont, CA 94538

City, state and zip code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the Registrant’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005 (the “2005 Form 10-K”), the Registrant is required to include a report of the Registrant’s management on its assessment of internal control over financial reporting as of June 30, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Management Report”). As of the date of this filing, the Registrant has identified several material weaknesses in its internal control over financial reporting, and is continuing to evaluate other deficiencies in its internal control over financial reporting. As a result of deficiencies identified, the Registrant is performing additional analysis to assess the potential impact, if any, on the Registrant’s financial statements. Due to the additional time required by the Registrant to complete these activities and the complexity of the analysis undertaken, the Registrant is unable to file the 2005 Form 10-K within the prescribed due date of September 13, 2005, without unreasonable effort and expense.

As a result of the material weaknesses identified, the Registrant’s management will conclude in the Management Report in its 2005 Form 10-K that the Registrant’s internal control over financial reporting was not effective as of June 30, 2005. The Registrant intends to disclose a more detailed description of these material weaknesses, including its plan for remediating these deficiencies, in the 2005 Form 10-K. Since management has not completed its testing and evaluation of the Registrant’s internal control over financial reporting, the Registrant’s management may ultimately identify additional control deficiencies as being material weaknesses in the Management Report.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jo S. Major, Jr. (Name)	(510) (Area Code)	897-4188 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although subject to change as the Registrant finalizes its financial results, the Registrant anticipates that its operating results for the fiscal year ended June 30, 2005 will be substantially similar to the press release dated August 25, 2005 and furnished as an exhibit to the current report on Form 8-K filed August 25, 2005.

Notice Concerning Forward-Looking Statements

The statements above regarding the Registrant’s Sarbanes-Oxley 404 testing, the Registrant’s anticipated timing of filing its Annual Report on Form 10-K for fiscal year 2005 and the Registrant’s expected operating results for fiscal year 2005 are forward-looking statements which are subject to risks and uncertainties. Actual results could differ materially from those projected in or contemplated by the forward-looking statements. Factors that could cause actual results to differ include uncertainties regarding the timing of the Registrant’s completion of its Annual Report on Form 10-K, risks as to adjustments to preliminary estimates for the fiscal 2005 financial results, issues encountered in the completion of the fiscal 2005 review, general economic conditions, the pace of spending and timing of economic recovery in the telecommunications industry and in particular the optical networks industry, the Registrant’s inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, problems or delays in integrating the businesses acquired from Alcatel, Corning and Vitesse Semiconductor, or in reducing the cost structure of the combined company, the Registrant’s inability to achieve the anticipated benefits of the acquired businesses, to effect its restructuring goals or to successfully transfer manufacturing operations to lower cost regions, any slowdown or deferral of new orders for products, higher than anticipated expenses the Registrant may incur in future quarters or the inability to identify expenses which can be eliminated. Because the Registrant and its auditors have not yet concluded SOX 404 testing and evaluation, and because the assessment of internal control over financial reporting requires the Registrant to make subjective judgments, it is possible that additional material weaknesses may be identified. In addition, please refer to the risk factors contained in the Registrant’s SEC filings including the Registrant’s Annual Report on Form 10-K filed with the SEC on September 13, 2004, and the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2005.

The Registrant assumes no obligation and does not intend to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Avanex Corporation

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 14, 2005	By:	/s/ Jo S. MAJOR, JR.
Jo S. Major, Jr. President, Chief Executive Officer and Chairman of the Board of Directors

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).